August 2, 2019

Ms. Rebecca Marquigny

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Marquigny:

This letter responds to telephonic comments you provided to Mr. Brian Doyle-Wenger on June 3, 2019 relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Hundredfold Select Alternative Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter. The registrant has filed a delaying amendment to delay the effective date of the registration statement to July 31, 2019, and a subsequent delaying amendment to delay the effective date of the registration statement to August 9, 2019.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of a prospectus is attached to aid in the review of the Registrant’s responses.

Cover Page

Comment 1. Please note that the Staff takes the position that the use of "Alternative" in a fund name may be misleading if a fund does not invest a large portion of its assets in one or more of the three following categories: (1) non-traditional asset classes, (2) non-traditional strategies, and/or (3) less liquid assets. Please explain how the Fund's use of "Alternative" in the Fund's name is consistent with the Investment Company Modernization Release IC-31610 (footnote 30).

Response. The Registrant does not believe that the term "alternative" in the Fund's name may be misleading. The Registrant notes that the term "alternative" is defined in the Fund's prospectus and believes that the Fund's name is appropriate given that the Fund's returns will be primarily driven by its exposure to alternative type strategies as well as alternative type investments. See also the response to Comment # 10.

Comment 2. Please revise the Fund's ticker symbols to reflect the Fund's new trust.

4852-5443-8297.2

Response. The Registrant notes that even though there will be a reorganization, the service bureau that issues ticker symbols (NASDAQ) does not revise a Fund's ticker symbol for a reorganization. Thus, the Registrant notes that the Fund's ticker symbols will remain unchanged. However, the Fund's CUSIPs will be updated.

Fee Table

Comment 3. Please confirm that expenses relating to short sales i.e. dividends paid on stocks sold short are included in the Other Expenses category of the fee table.

Response. The Registrant so confirms.

Comment 4. Please add a separate footnote to the fee table explaining that the embedded costs and the operating expenses of investing in futures contracts, swap agreements, exchange-traded funds, naked and covered options on such instruments, currencies, and other investment companies are not included in the fee table and expense example. Please estimate these costs as a percentage of the Fund's asset for the upcoming fiscal year.

Response. The Registrant does not believe this requested disclosure is industry standard nor within the command of Form N-1A and respectfully declines to make the requested changes in response to this comment. The Registrant notes that it included Acquired Fund Fees and Expenses in the fee table. The Registrant further notes that it is not aware of a standard convention for portraying or capturing fees associated with investing in futures contracts, swap agreements, exchange-traded funds, naked and covered options on such instruments, and currencies and does not believe it could meaningfully represent such costs.

Comment 5. Please confirm that the Fund's financial statements will include those of the Fund's Controlled Foreign Corporation ("CFC").

Response. The Registrant so confirms and notes that the CFC is consolidated into the Fund for financial reporting purposes.

Comment 6. Please revise footnote 1 to the Fund's fee table by eliminating the reference to financial highlights and by noting that the Fund's fees and expenses are estimated for the initial fiscal year.

Response. The Registrant has revised disclosures to note that the Fund's fees and expenses are estimated for the initial fiscal year. The Registrant notes that the Fund will utilize the predecessor fund's financial highlights as part of the Fund's so-called shell reorganization and, therefore, believes references to financial highlights remain appropriate.

Comment 7. Please revise the Fund's expense example by eliminating year five and year ten.

Response. The Registrant notes that the Fund is undergoing a so-called shell reorganization and therefore will not be a new fund and, thus, year five and year ten expenses examples are mandated.

Comment 8. Please revise the Fund's portfolio turnover by eliminating the reference to the Fund's most recent fiscal year portfolio turnover.

Response. The Registrant notes that the Fund is undergoing a shell reorganization and will inherit and utilize the predecessor fund's portfolio turnover.

Principal Investment Strategies

Comment 9. Please revise the Fund's Principal Investment Strategies to provide a clear explanation of how the sub-adviser determines which equity and fixed income securities to invest in. Please revise the Fund's Principal Investment Strategies disclosure to explain how the Fund will achieve its investment objectives.

Response. The Registrant notes that the Fund's sub-adviser's trading model is proprietary and the Registrant does not believe it can provide any additional disclosure without the loss of protection of the sub-adviser's proprietary systems and trading models.

Comment 10. Please revise the definition of "Alternative" to correspond with the definition provided in the Investment Company Modernization Release IC-31610.

Response. The Registrant has refined the definition of "Alternative" to invoke definitional principles provided in the Investment Company Modernization Release IC-31610.

Comment 11. Please revise the Fund's Principal Investment Strategies to explain whether the Fund intends to invest in affiliated or unaffiliated investment companies.

Response. The Registrant has revised the Fund's Principal Investment Strategies to disclose that intends to invest in unaffiliated investment companies.

Comment 12. Please supplement the description of the foreign issuer strategy so that it gives a clear basis for depositary receipt and emerging market risks. Please include how the Fund defines emerging markets and indicate whether the Fund will invest in sponsored or unsponsored depositary receipts, or both.

Response. The Registrant has made the requested change. The Registrant notes that the Fund defines emerging markets as those countries with a per capita income well below those in the U.S. Furthermore, the Fund's sub-adviser will invest in both sponsored and unsponsored depositary receipts.

Comment 13. If Master Limited Partnerships are a principal investment, please identify the corresponding risk i.e. energy sector risk. Please confirm that the Fund will include current and deferred income expense line items in the fee table.

Response. The Registrant does not believe it can specify energy sector risk in the Fund's Principal Investment Strategies or Principal Investment Risks without potentially misleading shareholders as MLPs are not necessarily energy sector investments. The Fund does not expect to invest specifically in MLPs in the energy sector or natural resources industries as part of its Principal Investment Strategies.

Comment 14. Please revise the Fund's Principal Investment Strategies to distinguish between investment decisions based on sector criteria and investment decisions based on trading models that incorporate sector analysis in the trading model.

Response. The Registrant has made the requested revision.

Comment 15. Please note that the current series in the Northern Lights Fund Trust II reports as a non-diversified series. Please clarify whether the Fund will be diversified or non-diversified.

Response. The Registrant confirms the Fund is and will be diversified.

Comment 16. Please revise the disclosure "The Fund employs an aggressive management strategy…" to state that the management strategy may result in high portfolio turnover.

Response. The Registrant believes that such a revision might tend to dilute the import of its disclosures and, thus, respectfully declines to revise the disclosure.

Comment 17. Please explain how the Fund defines a developing trend. Please identify any trends the Fund follows and how these trends are included in the Fund's Principal Investment Strategies.

Response. The Registrant notes that the Fund's sub-adviser's trading model is proprietary and the Registrant does not believe it can provide any additional disclosure without the loss of protection of the sub-adviser's proprietary systems and trading models.

Comment 18. Please restate the following disclosure in plain English "The Subadviser will employ leveraged investment techniques …"

Response. Upon review, the Registrant believes that the current disclosure accurately describes the sub-adviser's leveraged investment techniques and is written in a manner consistent with the plain English principals to the extent possible.

Comment 19. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant has revised the presentation of the Fund's principal risks, in part, in order of prominence. See also the response to Comment # 31

Comment 20. Please identify and disclose the risks associated with the Fund that are not traditionally associated with most mutual funds.

Response. The Registrant has removed references to "risks associated with the Fund that are not traditionally associated with most mutual funds."

Comment 21. Please explain the rationale behind using aggressive investment strategies to achieve the Fund's objective of seeking a moderate total rate of return on an annual basis.

Response. The Registrant does not believe that the investment objective of a fund and the investment strategies used to achieve a fund's objective are necessarily of a lockstep nature. While it might be a common expectation that aggressive strategies are associated with aggressive or above average returns, the Registrant is not aware of any requirement that this be the case. Specifically, the Fund's sub-adviser specializes in investment strategies and techniques that are typically considered aggressive when compared to the mutual fund universe. However, the sub-adviser uses its expertise in these very techniques to attempt to achieve the Fund's objective of moderate returns. In other words, the sub-adviser uses aggressive strategies in a refined fashion that is consistent with a moderate returns investment objective.

Comment 22. If the Fund may invest in unsponsored depositary receipts, please identify the risks of investing in unsponsored depositary receipts in the Fund's risk disclosures.

Response. The Registrant has made the requested revisions.

Comment 23. Please add a derivatives risk disclosure to the Fund's Principal Investment Risks. Please rename the Fund's current derivatives risk to commodities risk.

Response. The Registrant believes that such as revision might tend to dilute the import of present disclosures.

Comment 24. Please revise the Fund's Principal Investment Strategies to indicate that the Fund may invest in floating notes. Please indicate whether the floating notes will include bank loans. If floating notes include bank loans, please disclose that bank loans may have a settlement period of up to seven days and may not be considered securities or have the same level of protection under federal securities laws.

Response. The Registrant has made the requested changes.

Principal Investment Risks

Comment 25. In Foreign Securities Risk, please move the following disclosure to the Fund's Principal Investment Strategies, "The Fund may also invest in depositary receipts …"

Response. The Registrant has made the requested revisions.

Comment 26. In High Yield Securities Risk, please move the following disclosure to the Fund's Principal Investment Strategies, "The Fund will invest a significant portion or all of its assets …" Please revise the following disclosure "High yield securities may have speculative characteristics" to state that high yield securities are speculative.

Response. Upon review, the Registrant believes the present disclosures communicate the speculative aspects of high yield securities in a way that it believes is most informative to shareholders.

Comment 27. In Holding Cash Risk, please disclose how this risk applies to the Fund's Principal Investment Strategies and how the Fund defines this risk. Please disclose if the Fund intends to hold cash as part of its principal strategy and please note that the risk of loss resulting from the failure to sell a stock is not related to holding cash.

Response. The Registrant notes that the Fund will hold cash for temporary defensive purposes as disclosed in the Fund's Principal Investment Strategies.

Comment 28. In Leverage Risk, please either revise the Fund's Principal Investment Strategies to include borrowing money for investment purposes or revise the leverage risk disclosure by eliminating the reference to borrowing money for investment purposes.

Response. The Registrant has revised the Fund's disclosure to eliminate the reference to borrowing money for investment purposes.

Comment 29. In Master Limited Partnership Risk, please revise the disclosure to state that if the Fund retains its investment until its tax basis is reduced to zero, then subsequent distributions may be taxed as ordinary income at ordinary income tax rates. Please revise the risk disclosure to discuss energy sector risk.

Response. Upon review, the Registrant believes that such a tax-related disclosure is so nuanced as to be confusing to the typical shareholder. As to the requested energy sector risk disclosure, please refer to the responses to comment 13.

Comment 30. Please disclose, supplementally, the type of exemptions the Fund is seeking from the Commodities Future Trading Commission and National Futures Association.

Response. The adviser (which is also Fund commodity pool operator "CPO") by registering with the Commodities Future Trading Commission via the National Futures Association with respect to the Fund seeks to achieve the benefits of a reduced regulatory burden afforded to Investment Company Act/Commodity Exchange Act dual registrants. Under the so-called Harmonization

Rules, the CFTC generally will accept the SEC's disclosure, reporting, and recordkeeping regime as "substituted compliance" for substantially all of the CFTC's Part 4 regulations (subject to some exceptions) as long as the CPO of the Fund complies with applicable requirements under the SEC's statutory and regulatory compliance regime to which it or the Fund is already subject. Specifically, the adviser as commodity pool operator of the Fund, files a notice of use of "substituted compliance" with the CFTC. This status allows the Fund to operate with more flexibility with respect to certain aspects, as summarized below, of the Commodity Exchange Act and related rules.

Disclosure Exemptions – Regulation 4.12(c) provides a broad exemption from the CFTC's Disclosure Document requirements in Regulations 4.21, 4.24, 4.25 and 4.26,5 provided that the disclosure provided with respect to the Fund complies with the provisions of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules thereunder, and any guidance issued by the SEC or its staff; the CPO of the Fund if the Fund has less than a three-year operating history discloses the performance of all accounts and pools that are managed by the CPO and that have investment objectives, policies and strategies substantially similar to those of the Fund.

Reporting Exemptions – Regulation 4.12(c) provides an exemption from the monthly account statement preparation and distribution requirements of Regulations 4.22(a) and (b), provided that: the Fund CPO causes the current net asset value per share of the Fund to be available to shareholders; and the Fund CPO causes the Fund to disclose that its net asset value will be readily accessible on an Internet website.

Recordkeeping Relief – Regulation 4.12(c), together with other rule amendments adopted by the CFTC, permits the Fund CPO to maintain books and records with certain third parties, rather than exclusively at the CPO's main office, provided that the CPO files a notice with the NFA of its intent to use third party service providers for recordkeeping purposes.

Comment 31. Please reorder the presentation of the Fund's Principal Investment Risks so that the Sub-Adviser's Investment Strategy Risk is presented first.

Response. The Registrant has made the requested change.

Comment 32. In Tax Risk, please revise the disclosure to state the risk to investors if the Fund fails to qualify as an investment company.

Response. The Registrant has made the requested change.

Comment 33. Please provide the predecessor fund's updated performance to the Staff at least five days before the effectiveness of the Fund.

Response. The Registrant confirms that it will include the performance from the predecessor fund as reproduced below, but with an explanation of the relationship of the Fund to the predecessor fund and returns from January 1, 2019 to June 30, 2019. Investor Class shares are presented first and followed by Service Class shares.

Performance

The following performance information provides some indication of the risks of investing in the Fund by demonstrating how its returns have varied over time. The bar chart shows changes in the Fund's performance from calendar year to calendar year. The table shows how the Fund's average annual returns for the one-year, five-year and since inception periods compare with those of a broad-based market for the same periods. The Bloomberg Barclays Capital U.S. Aggregate Bond Index shows how the Fund performance compared with a broad-based investment grade bond index during the same periods. The S&P 500 Total Return Index shows how the Fund compared with a widely used broad-based equity securities index during the periods shown. The Fund's past performance, before and after taxes, is not necessarily an indication of how it will perform in the future. Updated performance and daily NAV is available on the Fund's website at www.HundredfoldSelect.com or by calling the Fund toll-free at 1-855-582-8006.

The Fund was reorganized on August 9, 2019 from a predecessor fund (the "Predecessor Fund-2") to a series of Advisors Preferred Trust, a Delaware statutory trust (the "Reorganization-2"). Previously, the Fund was reorganized on October 3, 2011 from a predecessor fund (the "Predecessor Fund-1") to a series of Northern Lights Fund Trust II, a Delaware statutory trust (the "Reorganization-1"). The Fund is a continuation of Predecessor Fund-2 and Predecessor Fund-1 and, therefore, the performance information includes performance of the Predecessor Funds.

Total Return for the Calendar Year Ended December 31,

During the period of time shown in the bar chart, the Fund's highest calendar quarter return was 3.71% for the quarter ended March 31, 2017 and its lowest calendar quarter return was -1.55% for the quarter ended September 30, 2014. The year-to-date return of the Investor Class Shares for the six-month period ended June 30, 2019 was 8.31%.

Average Annual Total Returns

(for the periods ended December 31, 2018)

	One Year	Five Years	Since Inception*
Hundredfold Select Alternative Fund Investor Class Shares
Return Before Taxes	-1.97%	4.10%	4.74%

Return After Taxes on Distributions	-2.81%	1.71%	2.18%
Return After Taxes on Distributions and Sale of Fund Shares	-0.80%	2.15%	2.58%
Barclays Capital U.S. Aggregate Bond Index (Reflects no deduction for fees, expenses or taxes)	0.01%	2.52%	3.83%
S&P 500® Total Return Index (Reflects no deduction for fees, expenses or taxes)	-4.38%	8.49%	12.08%

* Investor Class Shares commenced operations on October 24, 2012.

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRAs").

The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index which represents the U.S. investment-grade fixed-rate bond market (including government and corporate securities, mortgage pass-through securities and asset-backed securities). Investors cannot invest directly in an index or benchmark.

The S&P 500 Total Return Index is an unmanaged composite of 500 large capitalization companies and includes the reinvestment of dividends. This index is widely used by professional investors as a performance benchmark for large-cap stocks. Investors cannot invest directly in an index.

Performance

The following performance information provides some indication of the risks of investing in the Fund by demonstrating how its returns have varied over time. The bar chart shows changes in the Fund's performance from calendar year to calendar year. The table shows how the Fund's average annual returns for the one-year, five-year and ten-year periods compare with those of a broad-based market for the same periods. The Bloomberg Barclays Capital U.S. Aggregate Bond Index shows how the Fund performance compared with a broad-based investment grade bond index during the same periods. The S&P 500 Total Return Index shows how the Fund compared with the a widely used broad-based equity securities index during the periods shown. The Fund's past performance, before and after taxes, is not necessarily an indication of how it will perform in the future. Updated performance and daily NAV is available on the Fund's website at www.HundredfoldSelect.com or by calling the Fund toll-free at 1-855-582-8006.

The Fund was reorganized on August 9, 2019 from a predecessor fund (the "Predecessor Fund-2") to a series of Advisors Preferred Trust, a Delaware statutory trust (the "Reorganization-2"). Previously, the Fund was reorganized on October 3, 2011 from a predecessor fund (the "Predecessor Fund-1") to a series of Northern Lights Fund Trust II, a Delaware statutory trust (the "Reorganization-1"). The Fund is a continuation of Predecessor Fund-2 and Predecessor Fund-1 and, therefore, the performance information includes performance of the Predecessor Funds.

Total Return for the Calendar Year Ended December 31,

During the period of time shown in the bar chart, the Fund's highest calendar quarter return was 15.12% for the quarter ended June 30, 2009 and its lowest calendar quarter return was -5.37% for the quarter ended March 31, 2008. The year-to-date return of the Service Class Shares for the six-month period ended June 30, 2019 was 7.81%.

Average Annual Total Returns

(for the periods ended December 31, 2018)

	One Year	Five Years	10 Years
Hundredfold Select Alternative Fund
Return Before Taxes	-2.81%	3.17%	7.53%
Return After Taxes on Distributions	-3.41%	1.05%	5.50%
Return After Taxes on Distributions and Sale of Fund Shares	-1.29%	1.57%	5.27%
Bloomberg Barclays Capital U.S. Aggregate Bond Index (Reflects no deduction for fees, expenses or taxes)	0.01%	2.52%	3.48%
S&P 500® Total Return Index (Reflects no deduction for fees, expenses or taxes)	-4.38%	8.49%	13.12%

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRAs").

The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index which represents the U.S. investment-grade fixed-rate bond market (including government and corporate securities, mortgage pass-through securities and asset-backed securities). Investors cannot invest directly in an index or benchmark.

The S&P 500 Total Return Index is an unmanaged composite of 500 large capitalization companies and includes the reinvestment of dividends. This index is widely used by professional investors as a performance benchmark for large-cap stocks. Investors cannot invest directly in an index.

Comment 34. Please revise Fund's inception date.

Response. The Registrant notes that the Fund will utilize the predecessor fund's inception date.

Management

Comment 35. Please revise the Portfolio Manager's disclosure with the Fund's revised inception date or clarify that the Portfolio Manager managed the predecessor fund.

Response. The Registrant has made the requested revision.

Principal Investment Strategies

Comment 36. Please clarify whether the Fund's holding of cash is a temporary defensive measure or is part of the Fund's Principal Investment Strategies.

Response. The Registrant clarifies that the Fund's holding of cash is a temporary defensive measure.

Comment 37. If the Fund is going to select securities based on trends, please identify the trends in the Fund's item 4 disclosures and include a quantitative risk disclosure.

Response. The Registrant notes that the Fund's sub-adviser's trading model is proprietary and the Registrant does not believe it can provide any additional disclosure without the loss of protection of the sub-adviser's proprietary systems and trading models.

Comment 38. Please revise and reconcile the list of investments provided in the Fund's item 9 disclosure to match the Fund's item 4 disclosure.

Response. The Registrant has made the requested revision.

Comment 39. Please rewrite the following disclosure "If the underlying asset declines in value …" in plain-English.

Response. The Registrant believes that the current disclosure accurately describes the sub-adviser's use of total return swaps and believes it cannot further enhance the plain English nature of the disclosure.

Comment 40. Please clarify whether the Fund's 10% restriction on investments in debt securities, preferred units, and common units issued by master limited partnerships applies to each type of security or is an aggregate restriction for all the types of the securities listed.

Response. The Registrant clarifies that the Fund's 10% restriction is an aggregate restriction for the types of securities listed in the disclosure.

Comment 41. Please disclose what actions the Fund will take to ensure that the Fund's Controlled Foreign Corporation's investments does not exceed 25% of the Fund's total assets at the end of any quarter.

Response. The Fund will utilize its current compliance policies and procedures to ensure that the Fund's Controlled Foreign Corporation's investments do not exceed 25% of the Fund's total assets.

Financial Highlights

Comment 42. Please revise the consolidated financial highlights by removing any reference to the Fund's fiscal year ended August 2018.

Response. The Registrant notes that this a shell reorganization where the Fund will utilize the predecessor fund's consolidated financial highlights.

Comment 43. Regarding the Fund's Controlled Foreign Corporation, please confirm the following: (1) whether the subsidiary's management fee (including performance fee component) will be included in the Other Expenses line item in the Fund's fee table, (2) whether the subsidiary and its Board of Directors will agree to designate an agent for service of process in the U.S., and (3) whether the subsidiary and its Board of Directors will agree that the Staff may inspect the subsidiary's books and records, all of which, also will be maintained in accordance with §31 of the Investment Company Act of 1940, as amended and its rules thereunder. In addition, please disclose or direct the Staff to the disclosure stating that the subsidiary complies with provisions of the Investment Company Act of 1940, as amended relating to affiliated transactions or custody and identify the subsidiary's custodian.

Response. The Registrant notes that the subsidiary's management fee is zero, the subsidiary through its Directors who are all U.S. citizens are subject to service of process at their addresses noted in the Statement of Additional Information. The Registrant notes that undertakings in the Part C section of the Registration Statement include service of process for the subsidiary. The Registrant notes that it will further clarify disclosures that the Staff may inspect the subsidiary's books and records, all of which, also will be maintained in accordance with §31 of the Investment Company Act of 1940, as amended and its rules thereunder. The Registrant notes that the Fund and the subsidiary engage the same custodian as is now disclosed. The Registrant has included a recitation that subsidiary complies with provisions of the Investment Company Act of 1940, as amended, relating to affiliated transactions.

Master Feeder Option

Comment 44. If the Fund intends to operate under a master/feeder structure, please indicate the exemptive authority that the Fund intends to rely upon.

Response. The Registrant notes that the Fund does not intend to operate under a master/feeder structure and has revised the prospectus accordingly.

Statement of Additional Information

Comment 45. Please revise and reconcile the subsequent investment amounts for regular investments.

Response. The Registrant has made the requested reconciliation.

Investment Restrictions

Comment 46. Please explain how the Fund's fundamental policy #3 is consistent with the Fund's investments in master limited partnerships.

Response. The Fund's fundamental policy #3 prevents the Fund from purchasing, holding, or dealing in real estate or oil and gas interests. The Fund does not directly invest in real estate or oil and gas interest but gains exposure through the purchase of securities.

Comment 47. Please identify in the Fund's Principal Investment Strategies support for the following disclosure "the Fund may invest all of its investable assets in an open-end management …"

Response. The Registrant has reviewed current disclosures and notes that it believes the Fund's prospectus disclosure stating "…the Fund … will primarily invest … investment companies" is consistent with the disclosure identified above.

Management of the Trust

Comment 48. Please revise the reference to April 1, 2019.

Response. The Registrant has made the requested revision.

Sub-Adviser

Comment 49. Please identify whether Spectrum Financial Advisors is an affiliate of the Fund.

Response. The Registrant confirms that Spectrum Financial Advisors is not an affiliate of the Fund.

Investment Advisory and Other Services

Comment 50. Please revise the statement of additional information by removing an unnecessary fiscal year end disclosures.

Response. The Registrant notes that as part of the so-called shell reorganization the fund succeeds to the predecessor fund's fiscal year end, and related disclosures.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

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